Decarbonization Plus Acquisition Corporation III

2744 Sand Hill Road, Suite 100

Menlo Park, California 94025

November 2, 2021

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Decarbonization Plus Acquisition Corporation III

Amended Registration Statement on Form S-4

Filed October 13, 2021

File No. 333-258681

Ladies and Gentlemen:

Set forth below is the response of Decarbonization Plus Acquisition Corporation III (the “Company,” “DCRC,” “we,” “us” or “our”) to an oral comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the Company’s Amendment No. 2 to the registration statement on Form S-4, File No. 333-258681, filed with the Commission on October 13, 2021 (the “Amended Registration Statement”). Concurrently with the submission of this letter, the Company is filing an Amendment No. 3 to the Registration Statement (“Amendment No. 3”). The response includes information from Solid Power, Inc. (“Solid Power”) in response to the comment.

All references to page numbers and captions included in the responses correspond to Amendment No. 3, unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in Amendment No. 3.

Oral Comment to Amended Registration Statement

1.

We reissue comment 11 from our letter dated October 8, 2021. We note that Solid Power has agreed to develop solid state batteries with Ford Motor Company and BMW Group. Please elaborate on the obligations of Ford Motor Company and BMW Group under these agreements.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure accordingly on pages 194-196 of Amendment No. 3.

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Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629.

Sincerely,

DECARBONIZATION PLUS ACQUISITION CORPORATION III

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Chief Financial Officer, Chief Accounting Officer & Secretary

Enclosures

cc:	E. Ramey Layne, Vinson & Elkins L.L.P.

Douglas Campbell, Solid Power, Inc.

Robert O’Connor, Wilson Sonsini Goodrich & Rosati, P.C.

Mark B. Bandler, Wilson Sonsini Goodrich & Rosati, P.C.